

January 21, 2011

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

> **Re: Bigelow Income Properties, LLC**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 28, 2010**
> **File No. 333-165876**

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 3 of our letter dated December 6, 2010. Please revise your disclosure here and in the prospectus, as applicable, to indicate that all in-kind contributions should be income producing real property that has demonstrated the capability of producing net operating income. Additionally, please revise your disclosure in the prospectus, as well as the Subscription Agreement as necessary, to indicate how title to the real property will be held before you have raised the required minimum offering of $1,000,000. Also clarify how the income generated by the real property will be treated between the time the in-kind contribution is received and the time the minimum offering is attained. If such income will count towards the in-kind consideration, please clarify and revise your disclosure to reflect how this will impact the valuation of the consideration given by the investor. Finally, please tell us what consideration you have given to identifying an independent valuation expert.

Use of Proceeds, page 28

2.   We note that there is a significant difference between the offering expenses if the maximum offering is raised when compared to the expenses if the minimum offering is raised. Please expand footnote 2 to the table to provide further clarification.

3.   We note your response to comment 13 of our letter dated December 6, 2010 where you state that the company is authorized to pay affiliates loan brokerage commissions at market rates. Please provide further details describing the "Loan Brokerage Commission" such as the revised disclosure on page 46 in response to comment 19 in our prior letter.

4.   We note on page 35 that the directors will work with other independent third parties with regard to the acquisition process. Please clarify whether the possible real estate brokerage commissions and finders' fees to directors is inclusive of the fees to the independent third parties. Please revise your disclosure accordingly.

5.   Please reconcile the amount of your expenses in the "Use of Proceeds" with the amounts in the "Other Expenses of Issuance and Distribution" section or advise.

Notes to Financial Statements

General

6.   We note on page 59 that you intend on having a calendar year end for accounting purposes. If this is the case you are required to update your financial statements on a quarterly basis (i.e., March 31, June 30 and September 30). You have provided unaudited financial statements for the five month period ended November 30, 2010. Please revise to provide a quarterly period ended September 30, 2010 and a period that is from December 1, 2009 to September 30, 2010. In addition you will be required to provide audited financial statements for the year ended December 31, 2010 within 45 days after year end if you have not been declared effective. For reference see Rule 3-01 of Regulation S-X.

Syndication Costs, page F-4

7.   We reissue prior comment 23 in its entirety. Please tell us the nature of the services provided that resulted in the paid legal fees as well as the contingent legal fees. Clarify how you determined that these services represent syndication costs and not organization costs or other professional fees.

Exhibit 23.2 Consent of Mayer Hoffman McCann, P.C.

8.   Please file and updated consent from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Charles Christian Kirley, Esq.
       Via facsimile: (816) 421-0596